

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2018

Dawn Cames
President and Chief Financial Officer
FICAAR, Inc.
257 Varet Street
Brooklyn, New York 11206

> **Re: FICAAR, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2018**
> **File No. 000-33467**

Dear Ms. Cames:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G, Filed January 24, 2018

Business, page 1

1.   We note that you have nominal operations and assets; therefore, it appears that your company should be considered a "shell company." Please revise to indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

2.   Please discuss the business reasons for making a voluntary filing on Form 10-12G.

3.   Please revise to clarify what is meant by "highly sophisticated" services and solutions.

Risk Factors, page 5

4.   Please revise this risk factor to discuss the recent change in policy announced by Attorney General Sessions regarding the Cole Memorandum. Similarly revise your disclosure under Government Regulations.

Plan of Operations, page 10

5.   Revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to be implemented. Please disclose when you expect to hire additional employees.

6.   Please provide a brief discussion of the nature of zoning regulations for the cultivation of cannabis in the states and local areas where you intend to acquire or develop properties, including a discussion of how restrictive such regulations are.

Comparison of Years December 31, 2016 to 2015, page 13

7.   We note that the paragraph under the subtitle "Operating Activities" is identical to the corresponding paragraph under the comparison of the nine-month period. Please revise as appropriate for the year-end period.

Directors, Executive Officers, Promoters and Control Persons, page 17

8.   Please revise the discussion of Dawn Cames' business experience to clarify the nature of her business experience and positions held during the past five years. In addition, provide a clear basis for the statement that she is an "award-winning executive" as well as the reference to her "strong background and success."

Report of the Independent Registered Public Accounting Firm, page 24

9.   Please have your independent auditor revise their report so that it clearly refers to the financial statements of both fiscal years for which they are opining or advise us.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Dawn Cames
FICAAR, Inc.
February 15, 2018
Page 3

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Paul Fischer, Attorney Advisor, at (202) 551-3415 with any other questions.

Division of Corporation Finance
Office of Telecommunications

cc: Matheau Stout, Esq.